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EXHIBIT 12.1

21st Century Insurance Group
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	Years Ended
	2003	2002	2001	2000		1999
Income (loss) before provision for income taxes	71,147	(25,826)	(52,075)	(1,093)		155,370
Add Fixed Charges:
Interest expense	3,471			2,901		10,278
Interest factor of rental expense (a)	5,828	6,018	6,311	6,120		4,325

Total fixed charges	9,299	6,018	6,311	9,021		14,603

Total adjusted earnings	80,446	(19,808)	(45,764)	7,928		169,973

Ratio of earnings to fixed charges	8.7	— (b)	— (c)	—	(d)	11.6

(a)
The interest factor of rental expense is determined by dividing total rental expense for the period by three.

(b)
For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $25.8 million.

(c)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $52.1 million.

(d)
For the year ended December 31, 2000, earnings were insufficient to cover fixed charges by $1.1 million.

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  EXHIBIT 12.1